UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 000-25553 CUSIP NUMBER: 03076R 104

(Check one):	Form 10-K	Form 20-F	Form 11-K	/X/ Form 10Q	Form N-SAR	Form N-CSR

	For Period Ended:	4/30/2005

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Amersin Life Sciences Corporation
Full Name of Registrant

Hubei Pharmaceutical Group Ltd.
Former Name if Applicable

410 Park Avenue, 15th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The accountants performing the review have asked for additional detail regarding an inventory entry valued at 1,887,085 RMB (approximately $225,000) and the status of negotiations regarding the terms of the renewal of bank debt valued at 13,000,000 RMB (approximately $1.57 million) which, if completed may appropriately cause bank debt be reported as a long term liability rather than current liability thereby significantly reducing or eliminating the working capital shortfall.  Responses to these two questions by the Chinese subsidiary may delay filing by 1 to 2 days.  It should be noted that while restatement of bank loans as long term debt would reduce or eliminate the working capital shortfall as calculated , operations, although profitable, remain cash constrained and the company must raise additional capital.   The accountants also queried a significant discrepancy between the total number of shares issued as reported to them by the transfer agent and the total reported by the Company.  This results from the date of record for one million shares returned to treasury for cancellation at the end of the quarter which the Company understood had arrived at the transfer agent too late to be reflected in the current quarter.  This has now been reconciled resulting in a reduction in the number of common shares issued by one million shares and will pose no further delay.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric Fletcher	604	881-2899 ext 300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			No

The company did not report operational revenues or profits in prior years.  During the prior fiscal year it acquired an interest in a profitable joint venture pharmaceutical manufacturing operation in China.  This took place part way through the second quarter ended July 31st, 2004.

As a result, the company anticipates reporting profits for the fiscal quarter ended April 30th, 2005 as compared to losses in all prior periods.

Amersin Life Sciences Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	5/14/2005	By	H. Y. (Reid) Li, President and CEO